ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company” or “Endeavour”) should be read in conjunction with the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2012 and 2011 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 and the related MD&A. Additional information relating to the Company including the most recent Annual Information Form is on sedar at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”).

All financial information in this MD&A related to 2012 and 2011 has been prepared in accordance with International Financial Reporting Standards (“IFRS”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

TABLE OF CONTENTS

1	History and Strategy	Page 3

2	Business Acquisition	Page 3

2	Operating Performance	Page 6

3	Consolidated Financial Results	Page 18

4	Liquidity and Capital Resources	Page 23

5	Quarterly Outlook	Page 29

8	Changes in Accounting Policies and Critical Accounting Estimates	Page 30

9	Controls and Procedures	Page 32

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Bolanitos (formerly described as “Guanajuato”) Mines project in Guanajuato State. Bolanitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources are growing rapidly and Bolanitos is now an integral part of the Company’s asset base.

Both Guanacevi and Bolanitos are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and is now expanding these mines to unfold their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanacevi and Bolanitos Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. The Company may continue to engage in equity, debt, convertible debt or other financings, on an as needed basis, in order to facilitate its growth.

BUSINESS ACQUISITION

On July 13, 2012, (the “acquisition date”), the Company completed the acquisition of Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries; Compania Minera del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (“AuRico”) whereby the Company acquired all of the issued and outstanding shares of Mexgold.

As a result of the acquisition, the Company now owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico. The results of Mexgold, which include its wholly-owned subsidiaries, are consolidated with the results of the Company commencing on July 13. 2012.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Total estimated consideration of $203,405,000 was calculated as follows:

Purchase Cost (in thousands of US$)
Cash paid	$100,000
Common shares issued(1)	88,944
Contingent consideration(2)	7,908
Estimated working capital adjustment(3)	6,553
$203,405

(1)

There were 11,037,528 common shares issued with a fair value of $8.058 per share, with the fair value per share determined by using the 5 day volume weighted average price of the Company’s common shares prior to the acquisition date. The related share issuance cost of $204 is recognized as reduction of equity.

(2)	AuRico will be entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the 3 years following the acquisition date, the Company renews or extends the Las Torres lease, other than a one- time 3 month extension, after the current lease expires.

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

The contingent consideration based on the Las Torres lease was valued based on factoring the probability of the lease being extended. Management determined the probability of extending the lease to be highly unlikely, resulting in a $nil value. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation resulting in a valuation of $7,908 at the date of acquisition. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on stochastic process with mean reversion to a long term trend line.

As at September 30, 2012, an increase in gold price and movement in the forward curve resulted in a $5,005,000 mark to market loss. The contingent liability is valued at $12,913,000 as of September 30, 2012.

(3)

The purchase agreement with AuRico stipulated there would be an adjustment of the purchase price based on the working capital of the consolidated Mexgold entity as at the date of acquisition. The purchase price was adjusted upward by the amount of the working capital at the acquisition date. The Company estimates the working capital adjustment to be $6,553,000, payable upon final agreement with AuRico.

The purchase price has been allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Final fair values will be determined based on independent appraisals, discounted cash flow models, and quoted market prices, as appropriate. The Company has incurred acquisition-related costs totaling $789,000 in the form of advisory, legal and professional fees, which have been included in general and administrative costs in the interim consolidated statement of comprehensive income.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

The following sets forth the preliminary allocation of the purchase price to assets acquired and liabilities assumed, based on preliminary estimates of fair values. The final valuations are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment over the period to completion of the valuation process.

Summary of purchase price allocation:
Assets:
Cash and cash equivalents	$843
Receivables	7,306
Inventories	4,868
Prepaid expenses	222
Plant and equipment	11,930
Mineral Properties - El Cubo	195,374
Mineral Properties - Guadalupe y Calvo	5,000

Total assets	225,543

Liabilities:
Accounts payable and accrued liabilities	(6,686)
Provision for reclamation and rehabilitation	(2,789)
Deferred income tax liability	(12,663)

Total liabilities	(22,138)

Net identifable assets acquired	$203,405

El Cubo is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometers (km) from Endeavour's operating Bolanitos silver-gold mine in the northwest part of the Guanajuato district.

The El Cubo property consists of 61 mineral concessions covering 8,144 hectares, including several historic and currently active mine adits, ramps and shafts. Approximately 38 individual veins have been identified on the El Cubo property. Veins typically strike northwest, dip 70 degrees southwest and average nearly 2 meters wide.

AuRico previously identified 16 separate exploration targets outside of the existing mines at El Cubo with potential for new silver-gold vein discoveries. In addition, Endeavour’s recent reserve/resource estimation work outlined 28 separate target areas in and around the existing mines at El Cubo with near-term potential to delineate new reserves and resources. Management believes the El Cubo mine property has good exploration potential for the discovery of both new mineralized veins as well as new ore-bodies within known veins.

Endeavour plans more than 50,000 meters of core drilling over the next 2 years to test several high priority exploration targets and identify new targets. In 2012, 10,000 meters of surface and underground core drilling is planned to test targets near existing workings within the El Cubo mine. Underground drilling will also assist in upgrading resource blocks and guiding mine and stope development.

Quarterly mine production at El Cubo in 2012 has been averaging about 200,000 oz silver and 4,000 oz gold from approximately 100,000 tonnes (1,100 tonnes per day or tpd) grading 77 grams per tonne (gpt) silver and 1.45 gpt gold (157 gpt Ag eq.) at cash costs of around US$9-10 per oz of silver produced or US$18-19 per oz of silver equivalent production.

As such, El Cubo has been viewed as a low grade, high cost mining operation, similar to both the Guanacevi and Bolanitos mines before they were acquired by Endeavour. Endeavour sees strong potential to turn El Cubo into a high grade, low cost, long life underground mine because the new reserve grades for silver and gold at El Cubo are 78% and 51% higher respectively compared to the current production grades, and because of Endeavour’s experience at discovering new high grade ore-bodies, developing them on fast-tracks into production and turning around both production tonnes and ore grades at Guanacevi and Bolanitos.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Endeavour’s new mine plan will focus initially on maintaining the current tonnage throughput at El Cubo around 1,100-1,200 tpd while progressively increasing the production grades closer to the reserve grades over the next 2 to 4 quarters by steadily reducing ore dilution. A new operating manager has already been hired and several new initiatives to reduce dilution and increase grades are now underway.

We currently treat the ore through the leased Las Torres plant, which we plan to build a replacement for (see Capital Requirements on page 25) to make concentrate and then treat the concentrate in our own El Tajo plant, which was acquired in the transaction.

Once production grades have stabilized close to the reserve grades, Endeavour will consider a second phase mine and plant expansion as part of its capital investment program, subject to reserve and resource growth.

Guadalupe y Calvo is an advanced gold-silver exploration project located in the historic Guadalupe y Calvo mining district in Chihuahua State, Mexico, approximately 300 km southwest of the city of Chihuahua. The acquisition of the Guadalupe y Calvo project gives Endeavour 100% control of 9 mineral concessions covering 54,872 hectares. Guadalupe y Calvo contains the historic Rosario mine with past production of 2 million oz gold and 28 million oz silver.

Guadalupe y Calvo is a classic gold-silver epithermal district. Based on mineralogy and alteration, gold-silver mineralization is of the low-sulphidation epithermal, quartz-adularia type. The system contains quartz veins, breccias and stockworks hosting economically significant gold and silver mineralization.

The project’s main structural feature is the Rosario fault complex. This regional mineralized structure has been traced for more than 6 km and mineralized zones within this fault complex attain widths of up to 80 meters. Historic underground mining widths of high-grade gold-silver mineralization were up to 10 meters thick.

The Company funded the cash requirements on closing from its existing treasury and plans to meet any future cash consideration from consolidated cash flows. In H1, 2012 the El Cubo mine produced 397,306 ounces of silver and 8,095 ounces of gold and resulting in $8.0 million of mine operating cash flow.

OPERATING PERFORMANCE

Q3, 2012 Financial Highlights (compared to Q3, 2011)

  Net earnings decreased to $16 thousand ($0.00 per share) compared to $3.1 million ($0.04 per share)
  Adjusted earnings(1) decreased to $1.7 million ($0.02 per share) compared to $8.9 million ($0.10 per share)
  Cash flow from operations, before working capital changes decreased 6% to $19.3 million
  Mine operating cash-flow(1) decreased 1% to $27.0 million
  Bullion held in inventory included 425,746 oz silver and 4,344 oz gold
  Concentrate inventory held in process included 347,044 oz silver and 5,384 oz gold
  Revenues jumped 34% to $51.9 million on 1,294,241 silver oz sold and 8,984 gold oz sold
  Realized silver price fell 29% to $28.72 per oz sold (4% lower than the average spot price for Q3, 2012)
  Realized gold price fell 3% to $1,637 per oz sold (1% lower than the average spot price for Q3, 2012)
  Cash costs(2) decreased 7% to $4.70 per oz silver payable (net of gold credits)
(1)	Adjusted earnings and mine operating cash-flow are non-IFRS measures (see page 21)
(2)	Cash cost is a non-IFRS measure (see page 13)

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Q3, 2012 Production Highlights (compared to Q3, 2011)

  Silver production up 33% to 1,137,883 oz
  Gold production up 139% to 11,754 oz
  Silver equivalents production up 56% to 1.73 million oz (at a 50:1 silver:gold ratio)

Q3, 2012 Financial Highlights (compared to Q2, 2012)

  Net earnings decreased to $16 thousand ($0.00 per share) compared to $7.5 million ($0.09 per share)
  Adjusted earnings(1) decreased to $1.7 million ($0.02 per share) compared to $5.9 million ($0.06 per share)
  Cash flow from operations, before working capital changes increased 14% to $19.3 million
  Mine operating cash-flow(1) increased 13% to $27.0 million
  Revenues increased 28% to $51.9 million on 1,294,241 silver oz sold and 8,984 gold oz sold
  Realized silver price fell 2% to $28.72 per oz sold
  Realized gold price increased 2% to $1,637 per oz sold
  Cash costs(2) decreased 14% to $4.70 per oz silver payable (net of gold credits)
(3)	Adjusted earnings and mine operating cash-flow are non-IFRS measures (see page 21)
(4)	Cash cost is a non-IFRS measure (see page 13)

Q3, 2012 Production Highlights (compared to Q2, 2012)

  Silver production up 9% to 1,137,883 oz
  Gold production up 53% to 11,754 oz
  Silver equivalents production up 21% to 1.73 million oz (at a 50:1 silver:gold ratio)

Consolidated Production Results

Q3, 2012 compared to Q3, 2011
Silver production for Q3, 2012 was 1,137,883 oz, an increase of 33% compared to 858,738 oz for Q3, 2011 and gold production was 11,754 oz, an increase of 139% compared to 4,926 oz. Plant throughputs were 306,164 tonnes at average grades of 161 grams per tonne (gpt) of silver and 1.49 gpt of gold as compared to 138,592 tonnes at average grades of 263 gpt of silver and 1.47 gpt of gold. The increased silver and gold production is primarily attributable to the 121% increase in throughputs, offset by the decrease in silver grades. The increased throughputs are the result of plant expansions completed at both Guancevi and Bolanitos and the acquisition of the El Cubo mine during the quarter. The decreased silver grades are due to rising throughput at Bolanitos, which has lower silver grades compared to Guanacevi, the mining of lower grade silver ores at both operations due to normal grade variations within the ore-bodies and generally higher metal prices and the addition of lower silver grades at El Cubo.

Q3, 2012 compared to Q2, 2012
Silver production for Q3, 2012 was 1,137,883 oz, an increase of 9% compared to 1,040,026 oz for Q2, 2012 and gold production was 11,754 oz, an increase of 53% compared to 7,695 oz. Plant throughputs were 306,164 tonnes at average grades of 161 grams per tonne (gpt) of silver and 1.49 gpt of gold as compared to 202,987 tonnes at average grades of 208 grams per tonne (gpt) of silver and 1.47 gpt of gold. The 9% increase in silver production and 53% increase in gold production are primarily due to lower silver grades, higher gold grades as a result of the increasing contribution of the Bolanitos operation and the inclusion of production from the El Cubo mine. At Guanacevi, Porvenir Norte mine produced lower silver grades, but higher gold grades, contributing to the higher gold and lower silver production. Bolanitos and El Cubo ores have higher gold grades and lower silver grades compared to Guanacevi, thereby increasing the Company’s gold grades and decreasing the silver grades on a consolidated basis.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

YTD, 2012 compared to YTD, 2011
Silver production through the first three quarters of 2012 was 3,250,400 oz, an increase of 25% compared to 2,609,347 oz for the first three quarters of 2011 and gold production was 25,770 oz, an increase of 75% compared to 14,765 oz. Plant throughput was 702,910 tonnes at average grades of 193 gpt of silver and 1.44 gpt of gold as compared to 417,492 tonnes at average grades of 264 gpt of silver and 1.40 gpt of gold. The increased silver and gold production is attributable to the 68% jump in throughput, while silver grades dropped 27% and gold grades increased 3%. The increased tonnage was primarily the result of the Bolanitos expansion and the acquisition of El Cubo during the quarter. The decreased silver grades are due to rising throughput at Bolanitos and addition of El Cubo, which have lower silver grades compared to Guanacevi. In addition, lower grade silver ores were mined at both operations due to normal grade variations within the ore-bodies and generally higher metal prices.

Guanacevi Production Results

Q3, 2012 compared to Q3, 2011
Silver production for Q3, 2012 was 598,285 oz, a decrease of 8% compared to 647,397 oz in Q3, 2012 and gold production was 2,667 oz, an increase of 38% compared to 1,933 oz. Plant throughput was 108,343 tonnes at average grades of 227 gpt silver and 0.87 gpt gold, as compared to 87,662 tonnes at average grades of 305 gpt silver and 0.83 gpt gold in 2011. The decreased silver production is attributable to the mining of lower grade silver ores. During the quarter, the Porvenir Norte mine continued to extract lower silver grades contributing to the decrease in ore grades processed compared to Q3, 2011. Furthermore slow mine development at Porvenir Cuatro limited mine production from of higher grade ore at Guanacevi. The Company anticipates production grades will start rebounding close to the reported reserves in Q4, 2012. The drop in silver grade was offset by the increased plant throughput. The 2012 mine expansion at Guanacevi from 1,000 tpd to 1,200 tpd was completed in July ahead of schedule and under budget.

Q3, 2012 compared to Q2, 2012
Silver production for Q3, 2012 was 598,285 oz, a decrease of 11% compared to 669,754 oz in Q2, 2012 and gold production was 2,667 oz, an increase of 7% compared to 2,449 oz. Plant throughput was 108,343 tonnes at average grades of 227 gpt silver and 0.87 gpt gold, as compared to 108,208 tonnes at average grades of 269 gpt silver and 0.87 gpt gold. The decreased silver production and increased gold production are due to the mining of lower silver and higher gold grade ores from North Porvenir and delayed production from the higher grade Porvenir Cuatro mine Along with normal course ore grade variance in the ore bodies, the Company has focused on mining lower grade ores while metal prices are strong.

YTD, 2012 compared to YTD, 2011
Year to date silver production is 1,994,736 oz, an increase of 3% compared to 1,928,682 oz for the nine months ended 2011 and gold production was 6,786 oz, an increase of 28% compared to 5,316 oz. Plant throughput was 307,514 tonnes at average grades of 262 gpt silver and 0.78 gpt gold, as compared to 264,360 tonnes at average grades of 307 gpt silver and 0.74 gpt gold in 2011. The increased silver and gold production are attributable to the 16% increase in throughput, while silver grades were 15% lower due to normal course ore grade variation in the ore bodies and delayed production from the higher grade Porvenir Cuatro mine.

Bolanitos Production Results

Q3, 2012 compared to Q2, 2011
Silver production for Q3, 2012 was 433,388 oz, an increase of 105% compared to 211,341 oz in Q3 2011 and gold production was 7,363 oz, an increase of 146% compared to 2,993 oz. Plant throughput was 117,271 tonnes at average grades of 148 gpt silver and 2.39 gpt gold, as compared to 50,930 tonnes at average grades of 190 gpt silver and 2.57 gpt gold. The increased silver and gold production is attributable to the 130% increase in throughput, offset by the mining of lower grade ores due to generally higher metal prices. The increased throughput is attributed to the plant expansion in 2011 and the mine expansion to 1,600 tpd expected to be completed in December 2012.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Q3, 2012 compared to Q2, 2012
Silver production for Q3, 2012 was 433,388 oz, an increase of 17% compared to 370,272 oz in Q2 2012 and gold production was 7,363 oz, an increase of 42% compared to 5,196 oz. Plant throughput was 117,271 tonnes at average grades of 148 gpt silver and 2.39 gpt gold as compared to 102,779 tonnes at average grades of 149 gpt silver and 2.05 gpt gold. The increased silver production is attributable to the 14% increase in throughput, with lower ore grades offset by improved recoveries. The 2012 mine expansion is on target to be completed in December 2012 increasing capacity to 1,600 tpd.

YTD, 2012 compared to YTD, 2011
Year to date silver production was 1,149,454 ounces, an increase of 69% compared to 680,665 oz the nine months of 2011 and gold production was 17,260 oz, an increase of 83% compared to 9,449 oz. Plant throughput was 314,846 tonnes at average grades of 153 gpt silver and 2.19 gpt gold as compared to 153,132 tonnes at average grades of 189 gpt silver and 2.57 gpt gold. The increased silver and gold production is attributable to the 106% increase in throughput offset by lower ore grades. The Company completed a 60% plant expansion in Q3, 2011 which allowed the Company to significantly increase its throughput compared to the same period in 2011. The Company also planned an additional 60% mine expansion in 2012 expected to be completed in December 2012.

Historically, the concentrate produced at Bolanitos has been processed at our Guanacevi mine, but with the acquisition of the El Cubo facilities, the Company has been able to process the concentrate at both facilities.

El Cubo Production Results
Prior to Endeavour acquiring the El Cubo mine on July 13, 2012 quarterly mine production had been averaging about 200,000 oz silver and 4,000 oz gold from approximately 100,000 tonnes (1,100 tonnes per day or tpd) grading 77 grams per tonne (gpt) silver and 1.45 gpt gold (157 gpt Ag eq.) at cash costs of around US$9-10 per oz of silver produced or US$18-19 per oz of silver equivalent production.

As such, El Cubo has been viewed as a low grade, high cost mining operation, similar to both the Guanacevi and Bolanitos mines before they were acquired by Endeavour. Endeavour sees strong potential to turn El Cubo into a high grade, low cost, long life underground mine because the new reserve grades for silver and gold at El Cubo are 78% and 51% higher respectively compared to the current production grades, and because of Endeavour's experience at discovering new high grade ore-bodies, developing new mines into production and turning around both production tonnes and ore grades at Guanacevi and Bolanitos.

El Cubo mine fed 80,550 ore tonnes during the Q3, 2012 into the Las Torres plant, at average grades of 92 gpt silver and 1.42 gpt gold. The combined residence time in the Las Torres and El Tajo plant is approximately 3 weeks, resulting in the processing of ore to dore of only a portion of the total feed tonnes. Therefore, the Company is effectively reporting only two months of metal production for the Third Quarter 2012. Management estimates that 71,200 oz silver and 1,000 oz gold remain in circuit at the Las Torres and El Tajo plants from Q3 reported production tonnes and will therefore be reported in Q4 production. Accounting for these ounces, silver and gold recoveries are expected to average around 75% on the 80,550 tonnes mined and processed at El Cubo in Q3.

Endeavour's new mine plan is focused initially on maintaining the current tonnage throughput at El Cubo around 1,100-1,200 tpd while progressively increasing the production grades closer to the reserve grades over the next four quarters by steadily reducing ore dilution. The Company has also reorganized the mine operations team to improve supervision and operating efficiencies, improved safety policies, programs and training to reduce lost time accidents and created a Mine Rescue Team so that our employees will be able to work in a safer environment.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Comparative Table of Consolidated Mine Operations

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012
Q1, 2012	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Q2, 2012	202,987	208	1.47	1,040,026	7,695	76.5	80.3	5.46	86.32
Q3, 2012	306,164	161	1.49	1,137,883	11,754	74.4	76.7	4.70	97.04
Q4, 2012
Total	702,910	193	1.44	3,250,400	25,770	74.4	79.2	5.45	92.68
Production 2011
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011	184,381	252	1.45	1,120,781	7,045	75.0	82.0	4.05	84.14
Total	601,873	260	1.41	3,730,128	21,810	74.1	79.8	5.08	87.55
Production 2010
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
Total	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10

Q3, 2012 : Q3, 2011	121%	-39%	1%	33%	139%	1%	2%	-7%	6%

Q3, 2012 : Q2, 2012	51%	-23%	2%	9%	53%	-3%	-5%	-14%	12%

YTD 2012:YTD 2011	68%	-27%	3%	25%	75%	1%	0%	-1%	4%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Comparative Table of Guanacevi Mine Operations

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne

Production 2012 Year:
Q1, 2012	98,963	292	0.60	726,697	1,620	78.2	85.3	12.38	113.69
Q2, 2012	100,208	269	0.87	669,754	2,499	77.4	89.2	8.64	100.81
Q3, 2012	108,343	227	0.87	598,285	2,667	75.7	88.0	10.99	101.82
Q4, 2012
Total	307,514	262	0.78	1,994,736	6,786	77.0	87.5	10.71	105.31
Production 2011 Year:
Q1, 2011	91,104	307	0.70	663,202	1,750	73.8	85.4	8.63	89.11
Q2, 2011	85,594	310	0.69	618,083	1,633	72.5	86.0	10.85	106.55
Q3, 2011	87,662	305	0.83	647,397	1,933	75.3	82.6	9.61	107.05
Q4, 2011	98,716	320	0.56	753,353	1,550	74.2	87.2	9.82	99.41
Total	363,076	311	0.69	2,682,035	6,866	73.9	85.4	9.71	100.34
Production 2010 Year:
Q1, 2010	69,522	333	0.74	574,796	1,277	77.2	77.2	8.51	87.97
Q2, 2010	75,701	332	0.80	622,385	1,602	77.0	82.3	9.30	100.61
Q3, 2010	75,039	326	0.77	585,422	1,545	74.4	83.2	8.80	94.71
Q4, 2010	91,825	308	0.65	666,343	1,612	73.3	84.0	8.91	84.53
Total	312,087	324	0.74	2,448,946	6,036	75.3	81.9	8.89	91.64

Q3, 2012 : Q3, 2011	24%	-26%	5%	-8%	38%	0%	7%	14%	-5%

Q3, 2012 : Q2, 2012	8%	-16%	0%	-11%	7%	-2%	-1%	27%	1%

YTD 2012: YTD 2011	16%	-15%	6%	3%	28%	4%	3%	11%	5%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Comparative Table of Bolanitos Mine Operations

Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012 Year:
Q1, 2012	94,796	163	2.10	345,794	4,701	69.5	73.6	(6.63)	70.26
Q2, 2012	102,779	149	2.05	370,272	5,196	75.2	76.6	(0.31)	72.18
Q3, 2012	117,271	148	2.39	433,388	7,363	77.7	81.7	(9.98)	77.34
Q4, 2012
Total	314,846	153	2.19	1,149,454	17,260	74.4	77.6	(5.86)	73.52
Production 2011 Year:
Q1, 2011	50,838	184	2.53	236,931	3,258	78.8	78.8	(6.59)	61.75
Q2, 2011	51,364	192	2.48	232,393	3,198	73.3	78.1	(3.31)	80.25
Q3, 2011	50,930	190	2.57	211,341	2,993	67.9	71.1	(9.02)	64.66
Q4, 2011	85,665	173	2.48	367,428	5,494	77.1	80.3	(7.77)	66.54
Total	238,797	183	2.51	1,048,093	14,943	74.7	77.5	(6.77)	68.07
Production 2010 Year:
Q1, 2010	43,441	168	2.29	191,414	2,498	81.6	79.5	1.23	65.81
Q2, 2010	48,124	166	2.14	204,054	2,858	79.4	86.3	(1.77)	64.81
Q3, 2010	51,560	177	2.45	211,632	3,060	72.1	75.3	(1.33)	61.91
Q4, 2010	51,798	195	2.66	229,588	3,259	70.7	73.6	(6.02)	74.37
Total	194,923	177	2.39	836,688	11,675	75.7	78.5	(2.14)	66.81

Q3, 2012 : Q3, 2011	130%	-22%	-7%	105%	146%	14%	15%	11%	20%

Q3, 2012 : Q2, 2012	14%	-1%	16%	17%	42%	3%	7%	3119%	7%

YTD 2012 : YTD 2011	106%	-19%	-13%	69%	83%	2%	2%	-6%	7%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Comparative Table of El Cubo Mine Operations
Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$per oz	$per tonne
Production 2012 Year:
Q1, 2012	-	-	-	-	-	-	-	-	-
Q2, 2012	-	-	-	-	-	-	-	-	-
Q3, 2012	80,550	92	1.42	106,260	1,724	44.6	46.9	29.21	119.32
Q4, 2012
Total	80,550	92	1.42	106,260	1,724	44.6	46.9	29.21	119.32

Cash Costs and Direct Costs (Non-IFRS Measures)

Cash cost per oz and direct cost per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per oz and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of ore processed as the cost of sales net of changes in inventories. The cash cost per oz of silver produced reflects the cost of sales, net of changes in inventories, changes in the fair market value gold inventories and gold credits.

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2012):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date		For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$56,986	$-	$24,485	$15,890	$16,611
Royalties	1,397	-	454	482	461
Change in Inventories	3,544	-	1,556	1,149	839
Direct Costs	$61,927	$-	$26,495	$17,521	$17,911
Change in By-Product Inventories	(7,988)	-	(6,486)	(2,869)	1,367
By-Product gold sales	(36,377)	-	(14,707)	(9,034)	(12,636)
Cash Costs	$17,562	$-	$5,302	$5,618	$6,642

Throughput tonnes	702,909	-	306,163	202,987	193,759
Ozs Produced	3,250,449	-	1,137,932	1,040,026	1,072,491
Ozs Payable	3,217,945	-	1,126,553	1,029,626	1,061,766
Ozs Sold	3,469,241		1,294,241	1,075,000	1,100,000
Realized silver price	30.26		28.72	29.21	33.10
Direct Cost per Tonne US$ (1)	$92.68		$97.04	$86.32	$92.44
Cash Cost Per Oz US$ *	$5.45		$4.70	$5.46	$6.26

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date		For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$34,963		$12,604	$11,535	$10,824
Royalties	1,397		454	482	461
Change in Inventories	(3,974)		(2,025)	(1,915)	(34)
Direct Costs	$32,386	$-	$11,033	$10,102	$11,251
Change in By-Product Inventories	(92)		(363)	(421)	692
By-Product gold sales	(11,142)		(4,158)	(3,951)	(3,033)
Cash Costs	$21,152	$-	$6,512	$5,730	$8,910

Throughput tonnes	307,513		108,342	100,208	98,963
Ozs Produced	1,994,736		598,285	669,754	726,697
Ozs Payable	1,974,789		592,302	663,056	719,430
Direct Cost per Tonne US$	$105.32		$101.83	$100.81	$113.69
Cash Cost Per Oz US$ *	$10.71		$10.99	$8.64	$12.38

Bolanitos Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date		For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$19,602		$9,460	$4,355	$5,787
Change in Inventories	3,547		(390)	3,064	873
Direct Costs	$23,149	$-	$9,070	$7,419	$6,660
Change in By-Product Inventories	(6,369)		(4,596)	(2,448)	675
By-Product gold sales	(23,443)		(8,757)	(5,083)	(9,603)
Cash Costs	$(6,663)	$-	$(4,283)	$(112)	$(2,268)

Throughput tonnes	314,846		117,271	102,779	94,796
Ozs Produced	1,149,453		433,387	370,272	345,794
Ozs Payable	1,137,958		429,053	366,569	342,336
Direct Cost per Tonne US$	$73.52		$77.34	$72.18	$70.26
Cash Cost Per Oz US$ *	($5.86)		($9.98)	($0.31)	($6.63)

El Cubo Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
Bolanitos Mines (in US $000s except ozs produced/payable,	For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$2,421		$2,421
Change in Inventories	3,971		3,971
Direct Costs	$6,392	$-	$6,392	$-	$-
Change in By-Product Inventories	(1,527)		(1,527)
By-Product gold sales	(1,792)		(1,792)
Cash Costs	$3,073	$-	$3,073	$-	$-

Throughput tonnes	80,550		80,550
Ozs Produced	106,260		106,260
Ozs Payable	105,197		105,197
Direct Cost per Tonne US$ (1)	$119.32		$119.32
Cash Cost Per Oz US$ *	$29.21		$29.21

* Based on payable silver production attributable to cost of sales
(1) El Cubo cost per tonne for Q3 2012 has been adjusted for in-circuit costs of $3,219

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2011):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$39,409	$5,944	$10,997	$12,109	$10,359
Royalties	2,228	516	636	631	445
Add/(Subtract):
Change in Inventories	11,052	9,053	1,044	502	453
Direct Costs	$52,689	$15,513	$12,677	$13,242	$11,257
Add/(Subtract):
Change in By-Product Inventories	(9,297)	(6,657)	(472)	(1,302)	(866)
By-Product gold sales	(24,621)	(4,358)	(7,932)	(6,060)	(6,271)
Cash Costs	$18,771	$4,498	$4,273	$5,880	$4,120

Throughput tonnes	601,873	184,381	138,592	136,958	141,942
Ozs Produced	3,730,128	1,120,781	858,738	850,476	900,133
Ozs Payable	3,692,827	1,109,573	850,152	841,970	891,132
Ozs Sold	2,838,784	400,000	757,548	804,881	876,355
Realized silver price	35.61	27.12	40.72	37.65	33.18
Direct Cost per Tonne US$	$87.54	$84.14	$91.47	$96.69	$79.31
Cash Cost Per Oz US$ *	$5.08	$4.05	$5.03	$6.98	$4.62

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$26,869	$3,642	$7,084	$8,555	$7,588
Royalties	2,228	516	636	631	445
Add/(Subtract):
Change in Inventories	7,338	5,655	1,664	(66)	85
Direct Costs	$36,435	$9,813	$9,384	$9,120	$8,118
Add/(Subtract):
Change in By-Product Inventories	(2,384)	(1,670)	(371)	(204)	(139)
By-Product gold sales	(8,259)	(819)	(2,852)	(2,274)	(2,314)
Cash Costs	$25,792	$7,324	$6,161	$6,642	$5,665

Throughput tonnes	363,076	98,716	87,662	85,594	91,104
Ozs Produced	2,682,035	753,353	647,397	618,083	663,202
Ozs Payable	2,655,214	745,819	640,923	611,902	656,570
Direct Cost per Tonne US$	$100.35	$99.41	$107.05	$106.55	$89.11
Cash Cost Per Oz US$ *	$9.71	$9.82	$9.61	$10.85	$8.63

Bolanitos Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$12,540	$2,302	$3,913	$3,554	$2,771
Add/(Subtract):
Change in Inventories	3,714	3,398	(620)	568	368
Direct Costs	$16,254	$5,700	$3,293	$4,122	$3,139
Add/(Subtract):
Change in By-Product Inventories	(6,913)	(4,987)	(101)	(1,098)	(727)
By-Product gold sales	(16,362)	(3,539)	(5,080)	(3,786)	(3,957)
Cash Costs	$(7,021)	$(2,826)	$(1,888)	$(762)	$(1,545)

Throughput tonnes	238,797	85,665	50,930	51,364	50,838
Ozs Produced	1,048,093	367,428	211,341	232,393	236,931
Ozs Payable	1,037,613	363,754	209,229	230,068	234,562
Direct Cost per Tonne US$	$68.07	$66.54	$64.66	$80.25	$61.75
Cash Cost Per Oz US$ *	($6.77)	($7.77)	($9.02)	($3.31)	($6.59)

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2010):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$40,302	$10,901	$10,711	$9,752	$8,938
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	109	391	(559)	468	(191)
Direct Costs	41,623	11,614	10,299	10,735	8,975
Add/(Subtract):
Change in By-Product Inventories	683	807	(1,075)	(70)	1,021
By-Product gold sales	(22,528)	(7,915)	(4,401)	(5,292)	(4,920)
Cash Costs	$19,778	$4,506	$4,823	$5,373	$5,076

Throughput tonnes	507,010	143,623	126,599	123,825	112,963
Ozs Produced	3,285,634	895,931	797,054	826,439	766,210
Ozs Payable	3,252,778	886,973	789,080	818,176	758,549
Ozs Sold	3,260,729	851,094	849,858	772,126	787,651
Realized Silver Price	19.62	24.16	18.46	18.65	16.93
Direct Cost per Tonne US$	$82.10	$80.86	$81.35	$86.69	$79.45
Cash Cost Per Oz US$ *	$6.08	$5.08	$6.11	$6.57	$6.69

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$27,648	$6,913	$8,016	$6,785	$5,934
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	(259)	527	(1,056)	316	(46)
Direct Costs	28,601	7,762	7,107	7,616	6,116
Add/(Subtract):
Change in By-Product Inventories	676	585	(255)	63	283
By-Product gold sales	(7,727)	(2,472)	(1,751)	(1,948)	(1,556)
Cash Costs	$21,550	$5,875	$5,101	$5,731	$4,843

Throughput tonnes	312,087	91,825	75,039	75,701	69,522
Ozs Produced	2,448,946	666,343	585,422	622,385	574,796
Ozs Payable	2,424,457	659,681	579,566	616,161	569,049
Direct Cost per Tonne US$	$91.64	$84.53	$94.71	$100.61	$87.97
Cash Cost Per Oz US$ *	$8.89	$8.91	$8.80	$9.30	$8.51

Bolanitos Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$12,654	$3,988	$2,695	$2,967	$3,004
Add/(Subtract):
Change in Inventories	368	(136)	497	152	(145)
Direct Costs	13,022	3,852	3,192	3,119	2,859
Add/(Subtract):
Change in By-Product Inventories	7	222	(820)	(133)	738
By-Product gold sales	(14,801)	(5,443)	(2,650)	(3,344)	(3,364)
Cash Costs	$(1,772)	$(1,369)	$(278)	$(358)	$233

Throughput tonnes	194,923	51,798	51,560	48,124	43,441
Ozs Produced	836,688	229,588	211,632	204,054	191,414
Ozs Payable	828,321	227,292	209,514	202,015	189,500
Direct Cost per Tonne US$	$66.81	$74.37	$61.91	$64.81	$65.81
Cash Cost Per Oz US$ *	($2.14)	($6.02)	($1.33)	($1.77)	$1.23

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Exploration Results

In January 2012, Endeavour commenced an aggressive $15.0 million, 70,000 meter, 250 hole surface exploration drill program to test multiple exploration targets within three of the mining districts where Endeavour is currently active in Mexico. By the end of September 2012, 132 diamond drill holes totalling 51,600 meters of core were completed. Subsequent to the acquisition of the El Cubo operations, the board of directors approved an additional 11,000 meters and $2.6 million to explore El Cubo targets and follow up on San Sebastian year to date results.

At Bolanitos, the Company continued to enjoy exploration success and has three drill rigs working to more fully delineate high grade, silver-gold mineralization in the La Luz, Daniela, Lana and La Joya veins. In September the Company released drill results and announced it continued to extend the known mineralized zone of the Daniela and Lana veins to more than 950 meters and 750 meters long respectively and both still open for expansion. The Company staredt on the second phase of drilling at the nearby Belen property following up on the 2011 drill results and are drilling the Asuncion zone of the La Luz vein north-west of Lucero discoveries. In June, the Company acquired an option to purchase the Lourdes silver-gold property 40 km northeast of Bolanitos. The Lourdes property covers a silver-gold low sulphidation epithermal vein system more than five kilometres long. The vein system includes three main veins, El Tigre, La Blanca and P131, and several secondary veins. Although Lourdes is considered to be an early stage exploration property, there are several small historic mines located on the property, which consist of three concessions totalling 509 hectares.

At Guanacevi, one drill rig testing veins on the Milache property 5 km north of the plant to more fully delineate the high grade, silver-gold mineralization discovered last year in the Santa Cruz vein. The Company has completed drilling on the La Brisa property south of Guanacevi with disappointing results and is currently assessing new targets on the property.

The El Cubo property consists of 61 mineral concessions covering 8,144 hectares, including several historic and currently active mine adits, ramps and shafts. Approximately 38 individual veins have been identified on the El Cubo property. Veins typically strike northwest, dip 70 degrees southwest and average nearly 2 meters wide.

The Villalpando vein is the main vein on the property, it has been traced for more than 5 km in length and historically Villalpando has been the most productive vein on the El Cubo property. Mineralized ore zones at El Cubo typically extend laterally for 100's of meters along strike and extend vertically to depths greater than 500 meters below the surface. The most favourable host rocks for mineralization are the Guanajuato Conglomerate and the overlying La Bufa Rhyolite. Ore potential within the Villalpando vein is still open at depth below some of the shallow historic mine workings as well as to the south for up to 4 km along strike.

Endeavour's recent reserve/resource estimation work outlined 28 separate target areas in and around the existing mines at El Cubo with near-term potential to delineate new reserves and resources. During the quarter mapping, sampling and permitting has start to test the high priority targets in Q4, 2012.

Endeavour has enjoyed a lot of success exploring and discovering new mineralized zones in the area of the Bolanitos Mine in Guanajuato since 2007. Endeavour's exploration team is very familiar with, and has a good knowledge of, the Guanajuato district geology and silver-gold mineralization. Management believes the El Cubo mine property has good exploration potential for the discovery of both new mineralized veins as well as new ore-bodies within known veins.

At San Sebastian, Endeavour recently announced some exciting high grade drill intercepts and one drill rig is currently delineating a new high grade, silver-gold mineralized zone in the Terranera vein.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

CONSOLIDATED FINANCIAL RESULTS

Review of Consolidated Financial Results

Nine months ended September 30, 2012 compared with the nine months ended September 30, 2011

For the period ended September 30, 2012, the Company’s mine operating earnings were $63.4 million (2011: $61.9 million) on sales of $141.4 million (2011: $110.5 million) with cost of sales of $78.0 million (2011: $48.6 million).

Operating earnings were $46.5 million (2011: $47.0 million) after exploration costs of $7.3 million (2011: $6.8 million) and general and administrative costs of $9.6 million (2011: $8.1 million).

Earnings before taxes were $42.8 million (2011: $36.8 million) after mark to market gain on derivative liabilities (see adjusted earnings comment on page 21) of $47 thousand (2011: loss of $13.4 million), foreign exchange gain of $3.0 million (2011: loss of $3.3 million), a mark to market loss on contingent liabilities of $5.0 million (2011: $nil), a write down of inventory to net realizable value of $3.3 million (2011: $nil), investment and other income of $1.8 million (2011: $6.5 million) and finance costs of $0.2 million (2011: $27 thousand). The Company realized net earnings for the period of $27.3 million (2011: $20.5 million) after an income tax provision of $15.5 million (2011: $16.3 million).

Sales of $141.4 million for the period represent a 28% increase over the $110.5 million for the same period in 2011 primarily due to the increase in ounces sold during the period, offset by the decrease in the realized silver price. During the period, the Company sold 3,469,241 oz silver and 22,130 oz gold, for realized prices of $30.26 and $1,644 per oz respectively as compared to sales of 2,438,784 oz silver and 13,144 oz gold, for realized prices of $37 and $1,542 per oz respectively in the same period of 2011. The realized prices of silver and gold during the period are consistent with the average silver spot price during the period of $30.64 and average gold spot price during the period of $1652. The Company has accumulated 734,816 oz silver and 9,159 oz gold finished goods at June 30, 2012 as compared to 980,109 oz silver and 5,407 oz gold at December 31, 2011. The cost allocated to these Finished Goods is $18.9 million compared to $18.5 million at December 31, 2011.

Due to the correction in metal prices in the 4th quarter 2011, Endeavour management elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. Management continues to hold metal and plans to monitor precious metal prices closely to sell some (or all) of the silver and gold inventory as the need arises for more cash.

Cost of sales for the period was $78 million, an increase of 60% over the cost of sales of $48.6 million for the same period of 2011. The 60% increase in the cost of sales is a result of a couple of factors. The Company sold 42% more silver ounces during the current period as compared to the same period in 2011. There is a 47% increase in amortization and depletion as the Company’s depreciable assets were depleted at a higher rate during Q4 2011 at both operations, based on the 2010 reserves and higher accumulated cost bases, and this depletion cost was held in inventory at December 31, 2011. The costs were recognized in income in the current period as the finished goods held at December 31, 2011 were sold during the first half of 2012. Additionally, the Company experienced added labour cost pressures at both operations as well as increases in other inputs.

Exploration expenses increased to $7.3 million from $6.8 million in the same period of 2011 reflecting management’s decision to increase exploration activities in 2012. General and administrative expenses increased by 19% to $9.6 million for the period as compared to $8.1 million in the same period of 2011 primarily due to increased corporate development costs, listing and regulatory fees and stock-based compensation and additional costs incurred related to due diligence activities and acquisition costs.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different from the functional currency of the Company. During the period, there was a mark to market gain on derivative liabilities (see adjusted earnings comment on page 21) of $47 thousand, while the same period in 2011 had a mark to market loss on derivative liabilities of $13.4 million. The gain is a reflection of the Company’s share price decreasing from CAN$9.89 at December 31, 2011 to CAN$9.80 at period-end offset by a number of warrant exercises during the period when the Company’s share price was slightly higher.

The mark to market loss on the contingent liability is a result of a revaluation, based on the Monte Carlo approach, of the contingent consideration related to the acquisition of Mexgold. An increase in the gold price and movement in the forward curve resulted in a $5.0 million mark to market loss from the date of acquisition.

The write down of inventory to net realizable value of $3.3 million is comprised of write downs of both finished goods and work in process inventories at the El Cubo mine.

The Company experienced a foreign exchange gain of $3.0 million as compared to a loss of $3.3 million for the same period of 2011. The $3.0 million gain is primarily due to the strengthening of the Mexican Peso against the US Dollar, which results in higher valuations on the Mexican Peso cash accounts and the Mexican Peso denominated inventory amounts.

Investment and other income decreased to $1.8 million from $6.5 million during the same period in 2011 primarily due to decreased activity in short term silver and gold options that the Company enters into from time to time as part of its metal sales strategy. There was an income tax provision of $15.5 million as compared to $16.3 million for the same period of 2011. The Mexican subsidiaries have been slightly more profitable due to the increased production in 2012 compared to 2011, however improved tax strategies have slightly reduced the Company’s 2012 tax expense compared to 2011.

Three months ended September 30, 2012 compared with the three months ended September 30, 2011

For the three month period ended September 30, 2012, the Company’s mine operating earnings were $20.5 million (2011: $22.2 million) on sales of $51.9 million (2011: $38.8 million) with cost of sales of $31.4 million (2011: $16.6 million).

Operating earnings were $14.2 million (2011: $16.1 million) after exploration costs of $3.4 million (2011: $3.1 million) and general and administrative costs of $2.9 million (2011: $3.0 million).

Earnings before taxes were $5.7 million (2011: $9.0 million) after mark to market loss on derivative liabilities (see adjusted earnings comment on page 21) of $1.7 million (2011: loss of $5.8 million), a foreign exchange gain of $1.8 million (2011: loss of $4.8 million), a mark to market loss on contingent liabilities of $5.0 million (2011: $nil), a write down of inventory to net realizable value of $3.3 million (2011: $nil), a loss on investment and other income of $0.1 million (2011: gain of $3.5 million) and finance costs of $0.2 million (2011: $8 thousand). The Company realized net earnings for the period of $16 thousand (2011: $3.1 million) after an income tax provision of $5.6 million (2011: $5.9 million).

Sales of $51.9 million for the period represent a 34% increase over the $38.8 million for the same period in 2011 primarily due to the increase in ounces sold during the period, offset by the decrease in the realized silver price. During the period, the Company sold 1,294,241 oz silver and 8,984 oz gold, for realized prices of $28.72 and $1,637 per oz respectively as compared to sales of 757,548 oz silver and 4,725 oz gold, for realized prices of $40.72 and $1,679 per oz respectively in the same period of 2011. The realized prices of silver and gold during the period are slightly lower than the average silver spot price during the period of $29.91 and average gold spot price during the period of $1,655 due to the timing of sales.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

The Company accumulated 734,816 oz silver and 9,159 oz gold in finished goods at September 30, 2012 as compared to 896,501 oz silver and 6,124 oz gold at June 30, 2012. The cost allocated to these Finished Goods is $18.9 million compared to $18.3 million at June 30, 2012.

Due to the correction in metal prices in the 4th quarter 2011, Endeavour management elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. Management plans to monitor precious metal prices closely and sell some (or all) of the silver and gold inventory as the need arises for more cash.

Cost of sales for the period was $31.4 million, an increase of 89% over the cost of sales of $16.6 million for the same period of 2011. The 89% increase in the cost of sales is a result of a couple of factors. The Company sold 71% more silver ounces during the period as compared to the comparative period and there were added labour cost pressures at both operations as well as increases in other inputs.

Exploration expenses increased to $3.4 million from $3.1 million in the same period of 2011 based on the timing of the exploration activities in 2012. General and administrative expenses stayed consistent at $2.9 million for the period as compared to $3.0 million in the same period of 2011 primarily due to increased corporate development costs, listing and regulatory fees and stock-based compensation and additional costs incurred related to due diligence activities and acquisitions costs offset by a weakened Canadian Dollar.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different to the functional currency of the Company. During the period, there was a mark to market loss on derivative liabilities (see adjusted earnings comment on page 21) of $1.7 million, while the same period in 2011 had a mark to market loss on derivative liabilities for $5.8 million. The loss is a reflection of the Company’s share price increasing from CAN$8.23 at June 30, 2012 to CAN$9.80 at period-end offset by a number of warrant exercises during the period while the Company’s share price was slightly higher.

The mark to market loss on the contingent liability is a result of a revaluation, based on the Monte Carlo approach, of the contingent consideration related to the acquisition of Mexgold. An increase in the gold price and movement in the forward curve resulted in a $5.0 million mark to market loss from the date of acquisition.

The write down of inventory to net realizable value of $3.3 million is comprised of write downs of both finished goods and work in process inventories at the El Cubo mine.

The Company experienced a foreign exchange gain of $1.8 million as compared to a loss of $4.8 million for the same period of 2011. The $1.8 million gain is primarily due to the strenghening of the Mexican Peso against the US Dollar during the quarter, which results in higher valuations on the Mexican Peso cash accounts and the Mexican Peso denominated inventory amounts.

Investment and other income decreased to a loss of $0.1 million from income of $3.5 million during the same period in 2011 primarily due to decrease activity in short term silver and gold options that the Company enters into from time to time as part of its metal sales strategy . There was an income tax provision of $5.6 million as compared to $5.9 million for the same period of 2011. The Mexican subsidiaries have been equally more profitable year over year however improved tax strategies has slightly reduced the Company tax expense for the three months ended September 30, 2012 compared to 2011.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Summary of Quarterly Results
	Dec. 31, 2012				Dec. 31, 2011			Dec. 31, 2010
(in US$000s except per share amounts)	Period End				Period End			Period End
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Total revenues	$51,880	$40,434	$49,046	$17,506	$38,776	$36,363	$35,352	$28,475
Direct costs	24,485	15,890	16,611	5,944	10,997	12,109	10,359	10,901
Royalties	454	482	461	516	636	631	445	322
Mine operating cash flow	$26,941	$24,062	$31,974	$11,046	$27,143	$23,623	$24,548	$17,252

Stock-based compensation	146	216	59	129	170	132	35	201
Amortization and depletion	6,353	4,328	8,496	4,063	4,841	4,247	3,943	5,016
Mine operating earnings / (loss)	$20,442	$19,518	$23,419	$6,854	$22,132	$19,244	$20,570	$12,035

Net earnings (loss):	$16	$7,505	$19,775	$(1,793)	$3,097	$16,966	$485	$(14,384)
Loss (gain) on derivative liabilities	1,728	(1,632)	(143)	250	5,777	(6,334)	13,965	21,212
Adjusted net earnings (loss)	$1,744	$5,873	$19,632	$(1,543)	$8,874	$10,632	$14,450	$6,828

(i) Basic earnings per share	$0.00	$0.09	$0.23	$(0.03)	$0.04	$0.20	$0.01	$(0.22)
(ii) Diluted earnings per share	$0.00	$0.06	$0.22	$(0.03)	$0.04	$0.12	$0.01	$(0.20)
(iii) Diluted adjusted earnings per share	$0.02	$0.06	$0.22	$(0.03)	$0.10	$0.12	$0.17	$0.03

Mine Operating Cash Flow and Adjusted Earnings (Non-IFRS Measures)

Adjusted earnings and adjusted EPS are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that have an exercise price denominated in a currency which is different from the functional currency of the Company. Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. Adjusted earnings are used by management and provided to investors as a measure of the Company’s operating performance.

Mine operating cash flow is a non-IFRS measures that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management and provided to investors as a measure of the Company’s operating performance.

Quarterly Trends and Analysis

In the 4th quarter of 2010, the Company once again realized increased sales over the previous quarter and achieved record production, while silver and gold prices remained robust and provided record sales.

In the 1st quarter of 2011, the Company continued to increase production while revenues jumped with the significant rise in silver and gold prices. The Company’s operating costs remained relatively constant, however, the Company notes that the shortage of skilled mining professionals is driving labour costs higher across the industry.

The Company incurs a significant portion of its operating costs in Mexican Pesos which have appreciated thereby putting upward pressure on our near-term operating costs.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

In the 2nd quarter of 2011, the Company continued to increase production while revenues jumped with the significant rise in silver and gold prices. A number of factors affected our cost per tonne in this quarter including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso relative to the US dollar, supply constraints on re-agents, mining in zones subject to royalties, while we had some one-time equipment availability issues affecting our mined tonnes and plant throughput at Guanacevi. Some of these costs are expected for the foreseeable future, while an expected increase in mined tonnes at Bolanitos will help mitigated rising costs going forward.

In the 3rd quarter of 2011, the Company continued to increase production while revenues climbed with the continued appreciation of silver and gold prices. A number of factors affected our cost per tonne in this quarter including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso relative to the US dollars, and supply constraints on re-agents. Some of these costs are expected to continue into the foreseeable future, while an expected increase in mined tonnes at Bolanitos starting in the fourth quarter helped mitigate rising costs going forward.

In the 4th quarter of 2011, the Company continued to increase production however Endeavour management elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. Management plans to monitor the metal prices closely and sell some or all of the silver and gold in inventory at appropriately higher metal prices, or if the need arises for more cash. A number of factors continue to affect our cost per tonne including an extremely competitive labour market, rising power costs and supply constraints on reagents. These additional costs were offset by the significant production increase at Bolanitos with the plant expansion completed at the end of Q3, 2011 and the depreciation of the Mexican Peso in the fourth quarter.

In the 1st quarter of 2012, the Company experienced a slight reduction in production compared to Q4 2011 due to slightly lower silver grades at both the Guanacevi and Bolanitos operations. A number of factors continue to affect our cost per tonne including an extremely competitive labour market, rising power costs, supply constraints on reagents and a strengthening of the Mexican Peso against the US dollar. In January and February 2012, gold and silver prices enjoyed a significant rebound from their lows in December 2011. The Company therefore elected to sell most of the precious metal inventory it accumulated in Q4, 2011 in order to capture the higher gold and silver prices. However, gold and silver prices corrected sharply once again in March 2012 so management once again chose to accumulate it precious metal production in Q1 2012 rather than sell at depressed prices. Management plans to monitor precious metal prices closely and sell some (or all) of the silver and gold inventory at higher metal prices, or if the need arises for more cash.

In the 2nd quarter of 2012, the Company experienced a slight reduction in production compared to Q1 2012 due to slightly lower silver grades at both the Guanacevi and Bolanitos operations. During the quarter, gold and silver prices continued to trend downwards as economic uncertainty and debt fears continued to dominate the macroeconomic headlines. Management continued to hold metal and monitor precious metal prices closely to sell some (or all) of the silver and gold inventory as the need arose for more cash. The Guanacevi operations’s cost per tonne dropped 12% during the quarter has mine production improved to offset the rising labour costs that were implemented in Q1, 2012. The Company expects the costs per tonne to remain in the current cost range for the remainder of the year, provided the Mexican peso remains flat.

During the third quarter of 2012, gold and silver prices began to trend upwards near the end of the quarter as government announced measures to counteract economic uncertainty and debt fears. Management continues to hold metal and plans to monitor precious metal prices closely to sell some (or all) of the silver and gold inventory as the need arises for more cash. An industry wide skilled labour shortage continues to put upward cost pressures for technical staff, while the Company’s been able to offset these cost pressures with increased tonnage output reducing the effect on a per ounce basis.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp. and Aztec Metals Corp. (“Aztec”), who are related party companies by virtue of having Brad Cooke as a common director. From time to time, Endeavour will incur third-party costs on behalf of the related parties and an unrelated party, Parallel Resources Ltd., on a full cost recovery basis. The Company has $137,000 receivable related to administration costs outstanding as of September 30, 2012 (December 31, 2011 – $55,000).

The Company has previously provided an allowance for amounts due from Aztec totalling $181,000. The balance has accumulated since 2008 related to use of office space, administrative services and property taxes paid on behalf of a 2007 property transaction.

During the nine months ended September 30, 2012, the Company was charged $468,000 (2011 - $108,000) for legal services to Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As at September 30, 2012 the Company has a $nil payable for these legal services (December 31, 2011 - $4,000).

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents have decreased from $75.4 million at December 31, 2011 to $17.2 million at September 30, 2012. The Company had working capital of $61.8 million at September 30, 2012 (December 31, 2011 - $142.3 million). The $80.5 million decrease in working capital is primarily a result of $100 million in cash used in the purchase of Mexgold offset by cash generated from operations of $56.3 million and $2.5 million from the exercise of stock options and share purchase warrants, less expenditures on property, plant and equipment, offset by operating fluctuations in current asset balances.

Operating activities provided $56.3 million during the first three quarters of 2012 compared to providing $50.2 million during the same period in 2011. The significant non-cash adjustments to net earnings of $27.3 million were for depreciation and depletion of $20.9 million, stock-based compensation of $3.8 million, an unrealized foreign exchange gain of $1.6 million, a gain on the sale of marketable securities of $0.2 million, deferred income tax provision of $5.6 million, a mark to market loss on contingent liabilities of $5.0 million, write down of inventory of $3.3 million and a change in non-cash working capital of $6.2 million. The change in non-cash working capital is primarily due to increased accounts payable and accrued liabilities, a increase in accounts receivable due to increased IVA and income tax receivables during the period, an increase in cash charges to inventory balances and increased prepaid expenses, which are all related to the overall increased activity of the Company.

Investing activities during the period used $118.0 million as compared to $38.3 million in the same period of 2011 with the largest item being the $100 million in cash used towards the purchase of Mexgold. There were investments in property, plant and equipment totalling $39.5 million compared to $30.2 million in 2011 primarily due to increased development and plant expansion expenditures at Bolanitos. There was also $22.5 million in net receipts from short term investments compared to a net investment in short term investments of $8.3 million in 2011.

In addition to the acquisition of Mexgold, the Company invested a total of $39.5 million in property, plant and equipment during the first three quarters of 2012, with all of the amounts settled for cash. Approximately $13.7 million was invested at Guanacevi with $8.8 million spent on mine development, $1.1 million spent on the refining facilities, $3.3 million on mine equipment and $0.4 million on office equipment, building upgrades and light vehicles. Guanacevi mine development included 5.6 km of underground development and the refining facilities expenditures includes $0.7 million on the dry stack tailings facility. The mine equipment expenditures include $0.7 million on pumps and supplies, $0.7 million on the electrical substation and the purchase of additional scoop trams.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Approximately $20.1 million was invested at Bolanitos with $12.7 million spent on mine development, $3.0 million on the plant expansion, $3.3 million on mine equipment and $1.1 million spent on office equipment, building upgrades and light vehicles. Bolanitos mine development included 6.2 km of underground development and refining facilities expenditures relate to engineering to fit the plant to handle 1600 tpd by year end. The mine equipment expenditure was to increase our mobile equipment fleet to meet the increased production planned, to purchase communications and rescue equipment and rehabilitate the Ascunsion shaft. The expenditures on office equipment include Vulcan upgrades and the building expenditures includes refurbishing the Ascunsion head frame.

Approximately $4.8 million was invested at El Cubo with $3.8 million spent on mine development and $1.0 million spent on property payments. El Cubo mine development included 2.6 km of underground development.

The Company spent the remaining $0.9 million on exploration, property costs and capital assets for the exploration and corporate offices.

As at September 30, 2012, the Company held no short term investments and $9.7 million in available for sale investments. The available for sale investments consist primarily of Notes receivable (formerly asset backed commercial paper) valued at $4.3 million and marketable securities valued at $5.4 million.

Financing activities during the first three quarters of 2012 generated $2.3 million, as compared to $14.9 million during the same period in 2011. During 2012 there was $1.1 million realized from the exercise of stock options and $1.4 million realized from the exercise of share purchase warrants, offset by $204 thousand in share issue costs. During the same period in 2011 there was $5.7 million realized from the exercise of stock options and $9.3 million realized from the exercise of share purchase warrants, offset by $100 thousand in share issue costs.

As at September 30, 2012, the Company’s issued share capital was $357.2 million representing 99,519,406 common shares compared to $259.4 million representing 87,378,748 common shares at December 31, 2011. Of the 12,140,658 common shares issued during the period, 11,037,528 were issued as part of the consideration for the purchase of Mexgold, 310,613 were issued upon stock option exercises and 792,517 were issued on exercise of share purchase warrants.

As at September 30, 2012, the Company had 4,263,200 options to purchase common shares outstanding with a weighted average exercise price of CAN $5.90 and had 1,249,597 share purchase warrants outstanding with a weighted average exercise price of CAN $1.94.

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over 3 years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material subsidiaries. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.6875% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various quantitative and qualitative debt covenants of which none are in breach as at September 30, 2012. The Company has not drawn any amounts on this facility and has recognized $170 thousand in financing costs. The Company has deferred commitment fees and legal costs of $662,000 which is amortized over the life of the facility.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Contingencies

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of Endeavour, received a MXN$238 million (US$17.0 million) assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus an estimated additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31, 2010 and submitted during 2011. The Company commenced the appeal process in 2010.

Refinadora Plata Guanacevi SA de CV’s, a subsidiary of Endeavour, received a MXN$63 million (US$4.4 million) assessment on April 12, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit, other than as follows. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $425,000, plus an additional interest and penalties of $460,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31, 2011. The Company has provided the government a 3% bond and has commenced the appeal process.

Capital Requirements

The Company planned to invest a total of $42.5 million on capital projects in 2012 with the focus on expanding both the Guanacevi and Bolanitos mining operations. The Guanacevi operation budgeted $21.3 million for sustaining capital, mine and plant expansion to 1,200 tpd. The primary expenditures focused on continued mine development, improvement of the underground ventilation, electrical and pump system and underground drilling amounting to $16.8 million. The remaining expenditures are for new underground mobile equipment and various capital improvement projects in the plant.

The Company planned to expand the Bolanitos operation to 1,600 tpd by the end of the year requiring $11.9 million on underground development, $4.9 million on plant improvements and $3.8 million on mobile equipment and various capital items. The total planned expenditures for the Gunajuato operations in 2012 are $20.6 million.

The remaining planned expenditures of $0.6 million are for property payments and exploration assets. These planned expenditures are expected to be financed from mine operating cash flows and current cash balances.

With the acquisition of the El Cubo operation, the Company plans to invest $67.1 million on capital projects at El Cubo mine and plant over the next 18 months, including $34.7 million in 2012. This program includes a re-build of the El Tajo plant to 1,200 tonnes per day capacity, construction of new water and tailings storage facilities, upgrades of roads, offices, maintenance facilities, warehouse facilities, purchase of new equipment and accelerating mine development and exploration.

During the past 9 months, excluding the purchase cost of Mexgold, the Company spent $39.7 million on capital, with $26.5 million spent on mine development at the operations, $4.2 million spent on optimizing the plants, $1.7 million on underground mobile equipment, $4.9 million on mine infrastructure and equipment and $2.4 million buildings, vehicles and office equipment. The Bolanitos expansion remains on target to feed 1,600 tonnes into the plant in December.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Financial Instruments and Other Instruments

Financial Assets and Liabilities

As at September 30, 2012, the carrying and fair values of our financial instruments by category are as follows:

In thousands of US Dollars

	Held for	Loans &	Available	Financial	Carrying
	trading	receivables	for sale	liabilities	value
	$	$	$	$	$

Financial assets:
Cash and cash equivalents	-	17,185	-	-	17,185
Investments	-	-	9,721	-	9,721
Accounts receivable	-	20,626	-	-	20,626
Total financial assets	-	37,811	9,721	-	47,532

Financial liabilities:
Accounts payable and accrued liabilities	-	-	-	33,482	33,482
Derivative liabilities	-	-	-	7,217	7,217
Contingent liability				12,913	12,913
Total financial liabilities	-	-	-	53,612	53,612

Fair value hierarchy:

IFRS 7 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The fair values at September 30, 2012 are:

In thousands of US Dollars
	Total	Level 1	Level 2
	$	$	$

Financial assets:
Investments	9,721	9,721	-
Total financial assets	9,721	9,721	-

Financial liabilities:
Derivative liabilities	7,217	-	7,217
Contingent liability	12,913		12,913
Total financial liabilities	20,130	-	20,130

The three levels of the fair value hierarchy established by IFRS 7 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Money market investments, marketable securities and notes receivable are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants for publicly traded warrants.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

For the non- publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value therefore this financial liability has been included in Level 2 of the fair value hierarchy.

The Company determines the fair value of the contingent liability related to its Mexgold acquisition contingent payments by on valuations done using a Monte Carlo simulation. Monte Carlo approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line.

Level 3:	Inputs for the asset are not based on observable market data.

The Company has no financial assets or liabilities included in Level 3 of the fair value hierarchy.

Derivative Liability

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants. All warrants outstanding at September 30, 2012 will expire in 2014.

Balance at December 31, 2010	$29,349

Exercise of warrant	(22,310)
Mark to market loss (gain)	13,408
Balance at September 30, 2011	20,447

Exercise of warrant	(7,567)
Mark to market loss (gain)	250
Balance at December 31, 2011	13,130

Exercise of warrant	(5,866)
Mark to market loss (gain)	(47)
Balance at September 30, 2012	$7,217

Assumptions used for Black-Scholes estimate for warrant derivative liability
	Period Ended	Year Ended
	Sept. 30, 2012	Dec 31, 2011
Outstanding warrants	902,098	1,676,436
Weighted average fair value of warrants at period end	$8.00	$7.83
Risk-free interest rate	1.07%	0.95%
Expected dividend yield	0%	0%
Expected stock price volatility	58%	62%
Expected warrant life in years	1.4	2.2

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, money market investments, notes receivable and value added tax receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. The carrying amount of financial assets represents the maximum credit exposure.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest risk, commodity price risk and equity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense was incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding warrants are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and on net income.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Contractual Obligations

The Company had the following contractual obligations at September 30, 2012:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Capital Asset purchases	$2,108	$2,108	$-	$-	$-
Operating Lease	1,397	280	580	537	-
Other Long-Term Liabilities	5,539	-	918	4,621	-
Total	$9,044	$2,388	$1,498	$5,158	$-

Outstanding Share Data

As of November 1, 2012, the Company had the following items issued and outstanding:

  99,539,406 common shares
  4,243,200 stock options with a weighted average exercise price of CAN $5.88 per share expiring between January 1, 2013 and June 14, 2017.
  1,249,597 share purchase warrants with a weighted average exercise price of CAN$1.94 per share expiring February 26, 2014.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

QUARTERLY OUTLOOK

In the Fourth Quarter of 2012, Endeavour anticipates its financial position will remain steady, reflecting rising silver and gold prices, rising precious metal production, and higher capital, operating and exploration costs. Industry-wide inflationary pressures on operating costs should be offset by the new economies of scale attained at the Bolanitos and Guanacevi mines as well as the operational turn-around now underway at El Cubo.

Silver production should continue to rise and cash costs are expected to fall in the 4th quarter reflecting increased production at all three mines. However, the Company forecasted El Cubo to produce 600,000 – 700,000 oz silver and 7,500 – 9,000 oz gold (975,000 oz - 1,150,000 oz silver equivalent production at a 50:1 silver:gold ratio) in the second half of 2012. As a result of the slow start at El Cubo, management now estimates El Cubo will produce 400,000 oz silver and 7,000 oz gold from the date of acquisition to year end.

Guanacevi is expected to produce 2.6 million oz silver, just shy of forecast, and beat its 6,000 oz gold production guidance. Bolanitos should meet its 1.6 million oz silver and beat its 20,000 oz gold production guidance. The Company therefore revises its 2012 production guidance to reflect slightly lower silver production (4.6 million oz), significantly higher gold production (38,000 oz).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

Recently released IFRS accounting standards

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, valuation of notes receivable, impairment of long-lived assets, determination of provision for reclamation and rehabilitation, deferred income taxes and assumptions used in determining the fair value of non-cash based compensation and the warrant derivative liability.

Mineralized reserves and impairment of long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

Provision for reclamation and rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Stock-based compensation
The Company has a share option plan and records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Warrant derivative liability
Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.

Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date)

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2012

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the twelve month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting
Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the nine months ended September 30, 2012 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

For accounting purposes, we acquired control of Mexgold on July 13, 2012. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, we will exclude Mexgold operations from our annual assessment of internal controls over financial reporting for the year ending December 31, 2012.